July 11, 2019

Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
708 Third Avenue, 6th Floor
New York, New York 10017

       Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 5, 2019
           File No. 333-232557

Dear Mr. Simeonidis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 5, 2019

Executive Compensation, page 70

1. Please update the disclosure in this section to be as of your most recently completed fiscal year, June 30, 2019, including all required tables.
Determination of Offering Price, page 86

2. We note your disclosure that there has been a "very limited public market" for your common stock. Revise to clarify where there has been a public market for your shares or revise as appropriate.
 Harry Simeonidis
FirstName LastNameHarry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
July 11, 2019
July 11, 2019 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Electronics and Machinery
cc:      Eric T. Schwartz, Esq.